                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: Fiscal Year Ended December 31, 2001
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

All items in Form 10-K.
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PART I -- REGISTRANT INFORMATION

UnitedGlobalCom, Inc.
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Full Name of Registrant

New UnitedGlobalCom, Inc.
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Former Name if Applicable

4643 S. Ulster St. #1300
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Address of Principal Executive Office (Street and Number)

Denver, CO 80237
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/         will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Company owns, through intermediate subsidiaries, approximately 53.1% of United-Pan Europe Communications NV ("UPC"). UPC is the primary operating subsidiary of the Company and its financial results are consolidated with those of the Company.

    UPC and the Company are currently evaluating the appropriate application of accounting principles generally accepted in the United States ("U.S. GAAP") related to the appropriate valuation of certain features embedded in some of UPC's cross currency and interest rate derivative contracts. UPC is currently discussing this matter with the Office of the Chief Accountant of the Securities and Exchange Commission. Resolution of this accounting issue may significantly affect UPC's consolidated balance sheet as of December 31, 2001 and statement of operations for the year ended December 31, 2001. UPC has not reached a resolution of this accounting issue by April 1, 2002--the filing deadline for both its and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

    UPC will be able to complete its financial statements for the year ended December 31, 2001 when it completes its consultations with the Staff of the Securities and Exchange Commission. Resolution of this accounting issue and completion of the UPC financial statements will enable the Company and Arthur Andersen LLP, its independent public accountants, to complete the Company's financial statements and file the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The Company expects to file its Annual Report on Form 10-K no later than April 16, 2002.

    Pursuant to Rule 12b-25(c) promulgated under the Securities Exchange Act of 1934, as amended, attached as an exhibit to this Form 12b-25 is a copy of a letter from Arthur Andersen LLP stating the reasons why it is unable to furnish its audit opinion before April 1, 2002--the date on which the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 must be filed with the Securities and Exchange Commission.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
        Frederick G. Westerman III           303              220-6647
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company anticipates reporting a net loss for the year ended December 31, 2001 that is substantially higher than the corresponding period in the prior year, due primarily to impairment and restructuring charges totaling approximately $1.4 billion, as well as investment write downs and other charges of approximately $0.8 billion during fiscal year 2001.
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                           UnitedGlobalCom, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date April 1, 2002                       By /s/ Frederick G. Westerman III
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                              Part II-(c)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  UnitedGlobalCom, Inc.
     Annual Report on Form 10-K for the Year Ended December 31, 2001


    We were retained by UnitedGlobalCom, Inc. (the "Company") as independent public accountants to report on the Company's consolidated financial statements as of and for the year ended December 31, 2001. We do not reasonably expect to complete the audit of the Company's consolidated financial statements by April 1, 2002--the required filing date of the Company's Annual Report on Form 10-K for the year ended December 31, 2001--due to accounting issues related to certain cross currency and interest rate derivative contracts which the Company has been discussing with the Office of the Chief Accountant of the SEC. Accordingly, we have not been able to furnish the Company our independent auditors' report. We expect to complete the audit of the Company's consolidated financial statements in time to meet the filing extension deadline provided by Form 12b-25.

Arthur Andersen LLP

April 1, 2002

Denver, Colorado